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CERTIFICATE OF DESIGNATION
OF
LIFE ON EARTH, INC.

Pursuant to Section 151(g) of the
Delaware General Corporation Law
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SERIES E PREFERRED STOCK

On behalf of Life On Earth, Inc., a Delaware corporation (the "Corporation"), the undersigned hereby certifies that the following resolution has been duly adopted by the board of directors of the Corporation (the "Board"):

RESOLVED, that, pursuant to the authority granted to and vested in the Board by the provisions of the certificate of incorporation of the Corporation (the "Certificate of Incorporation"), there hereby is created, out of the ten million (10,000,000) shares of preferred stock, par value $.001 per share, of the Corporation authorized by the Certificate of Incorporation ("Preferred Stock"), a class of Series E Preferred Stock, consisting of two million five hundred thousand (2,500,000) shares, which series shall have the following powers, designations, preferences and relative participating, optional and other special rights, and the following qualifications, limitations and restrictions:

The specific powers, preferences, rights and limitations of the Series E Preferred Stock are as follows:

1. Designation; Rank. This series of Preferred Stock shall be designated and known as "Series E Preferred Stock." The number of shares constituting the Series E Preferred Stock shall be two million five hundred thousand (2,500,000) shares. Except as otherwise provided herein, the Series E Preferred Stock shall, with respect to rights on liquidation, winding up and dissolution, rank *pari passu* with the common stock, par value $0.001 per share (the "Common Stock"), of the Corporation.

2. Dividends. The Holders of shares of the Series E Preferred Stock shall have no dividend rights except as may be declared by the Board in its sole and absolute discretion, out of funds legally available for that purpose.

3. Liquidation.

    (a)   In the event of any dissolution, liquidation or winding up of the Corporation (a "Liquidation"), whether voluntary or involuntary, the Holders of Series E Preferred Stock shall be entitled to participate in any distribution out of the assets of the Corporation as-if-converted to common stock on an equal basis per share with the holders of the Common Stock.

    (b)   A sale of all or substantially all of the Corporation's assets or an acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, a reorganization, consolidated or merger) that results in the transfer of fifty percent (50%) or more of the outstanding voting power of the Corporation (a "Change in Control Event"), shall not be deemed to be a Liquidation for purposes of this Designation.

4.   Conversion of Series E Preferred Stock. All shares of Series E Convertible Preferred Stock shall have conversion rights as follows:

(a)   Mandatory Conversion. Immediately upon the legal effective date of an amendment of the Certificate of Incorporation of the Corporation to increase the authorized common shares of the Corporation to no less than the total number of shares required to allow such conversion, all then issued and outstanding shares of Series E Preferred Stock shall be automatically converted into shares of Common Stock at a conversion rate of one hundred (100) shares of Common Stock for everyone (1) share of Series E Preferred Stock.

(b)   No Fractional Shares. No fractional shares of Common Stock or scrip shall be issued upon conversion of shares of Series E Preferred Stock. In lieu of any fractional share to which the Holder would be entitled but for the provisions of this Section 4(b) based on the number of shares of Series E Preferred Stock held by such Holder, the Corporation shall issue a number of shares to such Holder rounded up to the nearest whole number of shares of Common Stock. No cash shall be paid to any Holder of Series E Preferred Stock by the Corporation upon conversion of Series E Preferred Stock by such Holder.

(c)   Reservation of Stock. The Corporation shall at all times when any shares of Series E Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued Common Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series E Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all outstanding shares of the Series E Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(d)   Issue Taxes. The converting Holder shall pay any and all issue and other non-income taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of Series E Preferred Stock.

5.   Voting. The holders of Series E Preferred Stock shall have the right to cast one hundred (100) votes for each share held of record on all matters submitted to a vote of holders of the Corporation's common stock, including the election of directors, and all other matters as required by law. There is no right to cumulative voting in the election of directors. The holders of Series E Preferred Stock shall vote together with all other classes and series of common stock of the Corporation as a single class on all actions to be taken by the common stock holders of the Corporation except to the extent that voting as a separate class or series is required by law.

IN WITNESS WHEREOF, the undersigned have duly signed this Designation as of this 31st day of December 31, 2021.

Life on Earth, Inc.

By: Mahmood Khan
Title: Chief Executive Officer